UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 29, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $17,262,730 Barclays Bank PLC Trigger Performance Securities Linked to the S&P 500® Index due April 29, 2016

•                  $6,547,010 Barclays Bank PLC Contingent Return Optimization Securities Linked to the Russell 2000® Index due April 30, 2013

•                  $5,000,000 9.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $5,000,000 9.25% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Research in Motion Limited)

•                  $5,000,000 10.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of United States Steel Corporation)

•                  $5,000,000 9.00% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $883,000 Notes due May 1, 2014 Linked to the Performance of a Basket of Commodities C-295

•                  $1,000,000 10.00% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Ford Motor Company)

•                  $5,000,000 8.00% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Ford Motor Company)

•                  $5,000,000 10.00% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Nokia Corporation Represented by American Depositary Shares)

•                  $500,000 11.75% Exchangeable Notes due July 29, 2011 (Linked to the Common Stock of The Goodyear Tire & Rubber Company)

•                  $500,000 13.25% Exchangeable Notes due July 29, 2011 (Linked to the Common Stock of Hecla Mining Company)

•                  $500,000 15.75% Exchangeable Notes due July 29, 2011 (Linked to the Common Stock of InterDigital, Inc.)

•                  Barclays Bank PLC Trigger Yield Optimization Notes $4,403,328.44 Notes linked to the common stock of United Continental Holdings, Inc. due October 31, 2011

•                  Barclays Bank PLC Trigger Yield Optimization Notes $5,513,236.80 Notes linked to the common stock of Walter Energy, Inc. due October 31, 2011

•                  Barclays Bank PLC Trigger Yield Optimization Notes $8,827,205.64 Notes linked to the common stock of McDermott International, Inc. due October 31, 2011

•                  Barclays Bank PLC Trigger Yield Optimization Notes $1,504,343.12 Notes linked to the common stock of Rowan Companies, Inc. due October 31, 2011

•                  $2,786,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures Index™ Due April 30, 2014

•                  $200,000 Buffered Super TrackSM Notes due April 30, 2013 Linked to the Performance of the S&P 500® Index

•                  $2,200,000 Super TrackSM Notes due April 30, 2015 Linked to the Performance of an Equity Index Basket

•                  $5,000,000 11.75% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of NVIDIA Corporation)

•                  $5,000,000 8.50% Exchangeable Notes due October 31, 2011 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•                  $26,058,010 Trigger Autocallable Optimization Securities Linked to the American Depositary Shares of Rio Tinto PLC due April 30, 2012

•                  $350,000 Annual AutoCallable Notes due May 1, 2014 Linked to the Performance of the Russell 2000® Index

•                  $3,200,000 Callable Fixed Rate Range Accrual Notes due April 29, 2026

•                  $600,000 Notes due December 2, 2013 Linked to S&P 500® VIX Short-Term FuturesTM Index (Excess Return) and S&P 500® VIX Mid-Term FuturesTM  Index (Excess Return)

•                  $185,000 Buffered Super TrackSM Notes due April 30, 2013 Linked to the Performance of the Russell 2000® Index

•                  $2,350,000 12.00% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Silver Wheaton Corp.)

•                  $5,000,000 11.30% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Silver Wheaton Corp.)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 29, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director